September 4, 2025

VIA EDGAR
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Stephany Yang
Andrew Blume

Re:    HASBRO, INC.
Form 10-K for the Fiscal Year Ended December 29, 2024
Filed February 27, 2025
File No. 001-06682
Dear Ms. Yang and Mr. Blume:
This letter is submitted on behalf of Hasbro, Inc. (the “Company”), in response to the comments that you have provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated July 23, 2025.
For your convenience, we have set forth the original comments from your letter in bold and italicized typeface to which we are responding.

Form 10-K for the Fiscal Year Ended December 29, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Segment Results, page 36

1.Staff Comment: In future filings, where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. We note your disclosures that the changes in the Consumer Products and Wizards of the Coast and Digital Gaming segments' net revenues and operating profit (loss) were due to various factors. To the extent possible, quantify the impact of each contributing factor in dollars and/or percentage, expand on the reasons driving these changes, and provide greater transparency into the material components and potential variability of your segment net revenues and segment operating profit (loss).

Company Response: We acknowledge the Staff’s comment. In its future filings, the Company will quantify the known incremental impact of individual business reasons for the overall change in line items, to the extent practicable and possible. The Company will also quantify the impact of the contributing factors for changes in net revenues and operating profit (loss) in the Consumer Products and Wizards of the Coast and Digital Gaming segments, expand on the reasons for these changes and provide further clarity into the material components and potential variability of our net revenues and segment operating profit (loss), in each case to the extent practicable and possible.

Liquidity and Capital Resources
Cash Flow, page 41

2.Staff Comment. Please provide a more robust analysis and discussion of changes in operating cash flows in future filings. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also provide an analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Section IV.B of SEC Release No. 33-8350.

Company Response: We acknowledge the Staff’s comment and will include additional disclosure in future filings to address the comment to the extent practicable.

Notes to Consolidated Financial Statements
(7) Goodwill and Intangible Assets, page 65

3.Staff Comment. You disclosed in your fiscal 2022 Form 10-K that you performed a qualitative goodwill impairment assessment during the fourth quarter with respect to each of your reporting units and concluded it was not necessary to perform a quantitative goodwill impairment test for any reporting unit. During fiscal 2023, we note that you impaired approximately $1.2 billion of goodwill and $65 million of intangible assets related to your Film and TV reporting unit. We further note that you recorded a $539 million loss on sale of the eOne Film and TV business during fiscal 2023. Please ensure future filings include robust disclosures regarding the possibility and potential of material future impairments. In doing so, disclose whether any of your reporting units is at risk of impairment. Please note that a reporting unit is at risk of impairment if it has a fair value that is not substantially in excess of carrying value. If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely, please disclose this to your readers. For any reporting units with estimated fair values that do not substantially exceed their carrying values, please provide the following disclosures in order for investors to better assess the sensitivity of your goodwill to future impairment:

•The percentage by which fair value exceeded carrying value as of the date of the most recent test;
•The amount of goodwill allocated to the reporting unit;
•A description of the methods and key assumptions used and how the key assumptions were determined;
•A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Company Response: We acknowledge the Staff’s comment and will include additional disclosure in future filings to address the comment.

(12) Income Taxes, page 72

4.Staff Comment: We note your disclosure on page 74 regarding the impact of the Swiss Federal Act on Tax Reform and AHV Financing ("TRAF"), noting that you recorded a deferred tax asset of $135.6 million during fiscal year 2023 related to tax intangibles that will be amortized over time. Please address the following comments:

•Considering the TRAF was approved during 2019 and effective as of January 1, 2020, please tell us why the deferred tax assets were not recorded until fiscal year 2023. Clarify how you determined the enactment date and explain how your treatment complies with ASC 740-10-25-47 and ASC 740-10-45-15. Summarize for us the specific provisions of the TRAF that impacted you and the nature of your "grandfathering" discussions with Swiss tax authorities.

•Clarify the meaning of your disclosure that "[t]his treatment began to apply starting in 2021." We note you previously disclosed in your fiscal year 2021 and 2022 Forms 10-K that the "enacted changes in Swiss federal and cantonal tax, including cantonal transitional provisions adopted in 2021, were not material to the Company’s financial statements."

Company Response:

As disclosed in Note 12. Income Taxes in our fiscal year 2024 Form 10-K, the Swiss Federal Act on Tax Reform and AHV Financing (“TRAF”) was approved by Swiss Parliament in May 2019 and the reform measures under the TRAF were effective as of January 1, 2020. In considering ASC 740-10-25-47, the TRAF is determined to be enacted during fiscal year 2020.
The TRAF provided transitional measures for adoption. Specifically, the taxpayer could elect to apply the Dual-Rate method or the Step-Up method, each as defined under Swiss law, in determining its Swiss income tax obligations. These transitional measures are referred to in our disclosure.
During fiscal years 2020 and 2021, Hasbro SA, a wholly-owned subsidiary of Hasbro, Inc., applied the Dual-Rate method in determining its Swiss income tax obligations, which included filing tax returns, while the Company evaluated its business strategy for the territory.
In 2023, as the Company’s business strategy for the territory became more certain, the Company and the Swiss Cantonal Tax Authorities engaged in discussions and the Company agreed to change its election under the TRAF and selected the Step-Up method retroactive to years beginning in 2021. While the TRAF was enacted in 2020, the Company did not have the intent to apply the Step-Up method until 2023. As a result of the discussions and change in the Company’s business strategy in the territory, the Company agreed with the Swiss Cantonal Tax Authorities during 2023 as to the amount of the step-up that should be recorded.

Because the Company utilized the Dual-Rate method during fiscal years 2021 and 2022, the impact of TRAF on its financial statements was not material in those fiscal years. When the Company’s intent changed in fiscal year 2023 and the amount was determined based upon our discussions with the Swiss Cantonal Tax Authorities, the Company recorded the deferred tax asset.

If you have any questions or desire further information regarding the Company’s responses, please contact me at (401) 727-5500.

Sincerely,
/s/ Gina Goetter

Gina Goetter
Chief Financial Officer and Chief Operating Officer